CNL Hotels & Resorts, Inc.
450 South Orange Avenue
Orlando, FL 32801

October 15, 2004

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408
Mail Stop 04-09
Attention: Jennifer Gowetski, Attorney-Advisor

RE:  CNL Hotels & Resorts, Inc.
Application for Withdrawal Pursuant to Rule 477
Registration Statement on Form S-11 (SEC File No. 333-107279)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), CNL Hotels & Resorts, Inc., formerly known as CNL Hospitality Properties, Inc., a Maryland corporation (the “Registrant”), hereby applies for withdrawal of its registration statement on Form S-11 (File No. 333-107279) together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2003 and was amended December 8, 2003. The Registrant is requesting withdrawal of the Registration Statement because it has determined at this time not to pursue a best efforts offering of its common stock. The Registration Statement has not been declared effective by the Commission, and none of the securities proposed to be registered by the Registration Statement have been sold.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable. The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use by the Registrant or any majority-owned subsidiary of the Registrant. Please fax a copy of the order to the Registrant at 407-423-2894 and to Alice Connaughton of Greenberg Traurig, LLP, the Registrant’s counsel in connection with this matter, at 212-801-6400.

If you have any questions regarding the foregoing application for withdrawal, please contact Alice Connaughton at (212) 801-6496.

Sincerely,

/s/ Thomas J. Hutchison III
Thomas J. Hutchison III
Chief Executive Officer